April 6, 2016

Dear Fellow Rio Tinto Plc. Shareowner:

CalPERS Supports Resolution #17 a Request for Climate Change Reporting

CalPERS is the largest public pension fund in the United States with approximately $290 billion in total assets under management and owner of approximately 250,000 shares in in Rio Tinto. CalPERS will be voting FOR resolution #17 at the company’s April 14, 2016 meeting of shareowners. We believe this request is of particular importance in light of the global consensus regarding climate change and emission reductions reflected in the Paris Agreement (COP 21) and the efforts by the Financial Stability Board to develop efficient climate-related financial risk disclosures.

Rio Tinto Management Supports Resolution #17

Resolution #17 is co-filed by CalPERS along with a coalition of asset owners assembled by CCLA Investment Management.  We applaud the company’s decision to support rather than oppose the resolution which is asking for a report on the risks and opportunities associated with climate change through routine annual disclosures. The resolution highlights the following five specific areas:

•	Ongoing operational emissions management;
•	Asset portfolio resilience to the International Energy Agency’s (IEA’s) scenarios;
•	Low-carbon energy research and development (R&D) and investment strategies;
•	Relevant strategic key performance indicators (KPIs) and executive incentives; and
•	Public policy positions relating to climate change.

Vote “FOR” Resolution #17 on Climate Change Reporting

CalPERS believes companies should provide accurate and timely disclosure of environmental risks and opportunities associated with climate change.  We believe effective management of environmental factors, including those related to climate change risk increase the likelihood that companies will perform well over the long-term.

Should you have any questions about the CalPERS vote please contact Todd Mattley, CalPERS Investment Officer and Global Head of Proxy Voting at Todd_Mattley@calpers.ca.gov or 916-795-0565.

Thank you for your support.

Sincerely, Anne Simpson Investment Director Director of CalPERS Global Governance

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. CalPERS is not asking for your proxy card.  Please do not send us your proxy card but return it to Rio Tinto.